Exhibit 99.1

February 5, 2026

Dear Jeffs’ Brands Ltd Shareholders:

We cordially invite you to attend the Special General Meeting of Shareholders (the “Meeting”) of Jeffs’ Brands Ltd (the “Company”), to be held on Thursday, March 12, 2026 at 3:00 p.m. (Israel time), at the Company’s offices, at 7 Mezada Street, Bnei Brak 5126112, Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Special General Meeting of Shareholders (the “Notice”). Our board of directors recommends that you vote FOR each of the proposals listed in the Notice.

Only shareholders of record at the close of business on Monday, February 9, 2026 are entitled to receive Notice and to vote at the Meeting and any postponements or adjournments thereof.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the enclosed Notice and the accompanying proxy statement, please sign, date and mail the enclosed proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,

/s/ Oz Adler
Mr. Oz Adler
Chairperson of the Board of Directors

Notice of Special General Meeting of Shareholders

To be Held on Thursday, March 12, 2026

Dear Jeffs’ Brands Ltd Shareholders:

We cordially invite you to attend the Special General Meeting of Shareholders (the “Meeting”) of Jeffs’ Brands Ltd (the “Company”), to be held on Thursday, March 12, 2026 at 3:00 p.m. (Israel time), at the Company’s offices, at 7 Mezada Street, Bnei Brak 5126112, Israel.

The agenda for the Meeting shall be as follows (the “Proposals”):

(1)	to approve a change to the Company’s name and to amend the Company’s Amended and Restated Articles of Association (the “Articles of Association”) accordingly.

(2)	to approve a reverse split of the Company’s issued and outstanding ordinary shares at a ratio within the range of 1-for-2 (1:2) to one-for-250 (1:250), to be effected in one or more increments, at such ratio(s) and on such date(s) as may be determined by the Company’s board of directors (the “Board”), in its discretion from time to time within 18 months following the date of the receipt of shareholder approval.

(3)	to approve the grant of equity awards to the Company’s Chief Executive Officer.

(4)	to approve the grant of equity awards to the Company’s directors, including the Chairperson of the Board.

(5)	to approve the fixing of the NIS/U.S. Dollar exchange rate to be used for the conversion of the Chief Executive Officer’s and Chairperson of the Board’s compensation components at NIS 3.50 per one U.S. Dollar.

(6)	to approve the engagement terms of Mr. Moshe Revach, a director of the Company, as a consultant of KeepZone AI Inc., a wholly-owned subsidiary of the Company.

We know of no other matters to be submitted at the Meeting other than as specified herein. If any other business is properly brought before the Meeting, the persons named as proxies may vote in respect thereof in accordance with their best judgment.

Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the special general meeting of the shareholders may request that the Board include a matter in the agenda of a general meeting of the shareholders to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting. Notwithstanding the foregoing, as a company listed on an exchange outside of Israel, a matter relating to the appointment or removal of a director may only be requested by one or more shareholders holding at least 5% of the voting rights at the general meeting of the shareholders. Our Articles of Association contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for general meetings.

The last date for submitting a request to include a proposal for consideration at the Meeting in accordance with Section 66(b) of the Israeli Companies Law, 5759-1999, is Thursday, February 12, 2026. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated agenda and proxy card with respect to the Meeting, no later than Thursday, February 19, 2026, which will be furnished to the U.S. Securities and Exchange Commission (the “SEC”), on a Report of Foreign Private Issuer on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares, no par value (the “ordinary shares”), present, in person or by proxy, and voting on the matter.

The approval of Proposals Nos. 3, 5 and 6 is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the ordinary shares that are voted at the Meeting in favor of each such Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of such Proposal (each, an “Interested Shareholder”); or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above that are voted against each such Proposal not exceeding two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of serving as a director or office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, alone or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. For the purpose of Proposal Nos. 3, 5 and 6, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under Proposals Nos. 3, 5 and 6), please notify Mr. Ronen Zalayet, Chief Financial Officer, at c/o Jeffs’ Brands Ltd, 7 Mezada Street, Bnei Brak, Israel, telephone: +972-3-771-3520, or by email (ronen@jeffsbrands.com). If your ordinary shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

In connection with Proposal No. 3, the Companies Law allows the Board to approve such Proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on Monday, February 9, 2026 (the “Record Date”), in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

You can vote your ordinary shares by attending the Meeting or by completing and signing the proxy card to be distributed with the accompanying proxy statement. If you hold ordinary shares through a bank, broker or other nominee (i.e., in “street name”) which is one of our shareholders on the Record Date, or which appears in the participant listing of a securities depository on that date, you must follow the instructions included in the voting instruction form you receive from your bank, broker or nominee, and may also be able to submit voting instructions to your bank, broker or nominee by phone or via the Internet. Please be certain to have your control number from your voting instruction form ready for use in providing your voting instructions. If you hold your ordinary shares in “street name,” you must obtain a legal proxy from the record holder to enable you to participate in and to vote your ordinary shares at the Meeting (or to appoint a proxy to do so).

After careful consideration, our Board unanimously recommends that you vote FOR the above Proposals, which is described in the accompanying proxy statement.

The presence (in person or by proxy) of any two or more shareholders holding, in the aggregate, at least 25% of the voting power of the ordinary shares constitutes a quorum for purposes of the Meeting. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to Friday, March 13, 2026 at 3:00 p.m. (Israel time). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Whether or not you plan to attend the Meeting, it is important that your ordinary shares be represented and voted at the Meeting. Accordingly, after reading the Notice of Special General Meeting of Shareholders and the proxy statement, please sign, date and mail the proxy card in the envelope provided or vote by telephone or over the Internet in accordance with the instructions on your proxy card. If voting by mail, the proxy card must be received by no later than 11:59 p.m. EDT on Wednesday, March 11, 2026 to be validly included in the tally of ordinary shares voted at the Meeting. Detailed proxy voting instructions are provided both in the proxy statement and in the proxy card.

By Order of the Board of Directors,

/s/ Oz Adler
Mr. Oz Adler
Chairperson of the Board of Directors

Proxy Statement

Special General Meeting of Shareholders
To Be Held on Thursday, March 12, 2026

This proxy statement is being furnished in connection with the solicitation of proxies on behalf of the board of directors (the “Board”) of Jeffs’ Brands Ltd (the “Company” or “Jeffs’ Brands”) to be voted at a Special General Meeting of Shareholders of the Company (the “Meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of Special General Meeting of Shareholders. The Meeting will be held on Thursday, March 12, 2026, at 3:00 p.m. (Israel time), at the Company’s offices, at 7 Mezada Street, Bnei Brak 5126112, Israel.

This proxy statement, the attached Notice of Special General Meeting of Shareholders and the enclosed proxy card or voting instruction form are being made available to holders of ordinary shares, no par value of the Company (“ordinary shares”), beginning Monday, February 9, 2026.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on February 9, 2026 (the “Record Date”), in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below. The Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Items

The following matters are on the agenda for the Meeting (the “Proposals”):

(1)	to approve a change to the Company’s name and to amend the Company’s Amended and Restated Articles of Association accordingly (the “Articles of Association”).

(2)	to approve a reverse split of the Company’s issued and outstanding ordinary shares at a ratio within the range of 1-for-2 (1:2) to one-for-250 (1:250), to be effected in one or more increments, at such ratio(s) and on such date(s) as may be determined by the Company’s board of directors (the “Board”), in its discretion from time to time within 18 months following the date of the receipt of shareholder approval.

(3)	to approve the grant of equity awards to the Company’s Chief Executive Officer.

(4)	to approve the grant of equity awards to the Company’s directors, including the Chairperson of the Board.

(5)	to approve the fixing of the NIS/U.S. Dollar exchange rate to be used for the conversion of the Chief Executive Officer’s and Chairperson of the Board’s compensation components at NIS 3.50 per one U.S. Dollar.

(6)	to approve the engagement terms of Mr. Moshe Revach, a director of the Company, with KeepZone AI Inc. (“KeepZone”), a wholly-owned subsidiary of the Company.

We are not aware of any other matters that will come before the Meeting. If any other matters are presented properly at the Meeting, the persons designated as proxies intend to vote upon such matters in accordance with their best judgment and the recommendation of the Board.

Board Recommendation

The Board unanimously recommends that you vote “FOR” each of the above Proposals.

Quorum and Adjournment

On February 4, 2026, we had a total of 8,960,612 ordinary shares issued and outstanding. Each ordinary share outstanding as of the close of business on February 9, 2026, is entitled to one vote on each of the Proposals to be presented at the Meeting. Under the Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold ordinary shares representing at least 25% of our voting power. If such quorum is not present within half an hour from the time scheduled for the Meeting, the Meeting will be adjourned to Friday, March 13, 2026, at 3:00 p.m. (Israel time). At such adjourned meeting the presence of at least one or more shareholders in person or by proxy (regardless of the voting power represented by their ordinary shares) will constitute a quorum.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding ordinary shares for a beneficial owner attends the Meeting but does not vote on a particular Proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Brokers that hold ordinary shares in “street name” for clients (as described below) typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners; however, we cannot be certain whether any of the Proposals will be treated as a routine matter since our proxy statement is prepared in compliance with the Israeli Companies Law 5759-1999 (the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Therefore, it is important for a shareholder that holds ordinary shares through a bank or broker to instruct its bank or broker how to vote its ordinary shares, if the shareholder wants its ordinary shares to count for each of the Proposals.

Vote Required for Approval of each of the Proposals

The approval of each of the Proposals requires the affirmative vote of the Company’s shareholders holding at least a majority of the Company’s ordinary shares, present, in person or by proxy, and voting on the matter.

The approval of Proposals Nos. 3, 5 and 6 is subject to the fulfillment of one of the following additional voting requirements: (i) the majority of the ordinary shares that are voted at the Meeting in favor of the Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders or do not have a personal interest in the approval of each such Proposal (each, an “Interested Shareholder”); or (ii) the total number of ordinary shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company. A person is presumed to be a controlling shareholder if it holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to appoint directors of a company or its chief executive officer. A “personal interest” of a shareholder in an action or transaction of a company includes a personal interest of any of the shareholder’s relatives (i.e. spouse, brother or sister, parent, grandparent, child as well as child, brother, sister or parent of such shareholder’s spouse or the spouse of any of the above) or an interest of a company with respect to which the shareholder or the shareholder’s relative (as defined above) holds 5% or more of such company’s issued shares or voting rights, in which any such person has the right to appoint a director or the chief executive officer or in which any such person serves as director or the chief executive officer, including the personal interest of a person voting pursuant to a proxy which the proxy grantor has a personal interest, whether or not the person voting pursuant to such proxy has discretion with regards to the vote; and excludes an interest arising solely from the ownership of ordinary shares of a company. For the purpose of Proposal Nos. 3, 5 and 6, the term controlling shareholder shall also include a person who holds 25% or more of the voting rights in the general meeting of the company if there is no other person who holds more than 50% of the voting rights in the company; for the purpose of a holding, two or more persons holding voting rights in the company each of which has a personal interest in the approval of the transaction being brought for approval of the company will be considered to be joint holders.

Under Israeli law, every voting shareholder is required to notify the Company whether such shareholder is an Interested Shareholder. To avoid confusion, every shareholder voting by means of the enclosed proxy card or voting instruction form, or via telephone or internet voting, will be deemed to confirm that such shareholder is NOT an Interested Shareholder. If you are an Interested Shareholder (in which case your vote will only count for or against the ordinary majority, and not for or against the special tally under Proposals Nos. 3, 5 and 6), please notify Mr. Ronen Zalayet, Chief Financial Officer, at c/o Jeffs’ Brands Ltd, 7 Mezada Street, Bnei Brak, Israel, telephone: +972-3-771-3520, or by email (ronen@jeffsbrands.com). If your ordinary shares are held in “street name” by your broker, bank or other nominee and you are an Interested Shareholder, you should notify your broker, bank or other nominee of that status, and they in turn should notify the Company as described in the preceding sentence.

In connection with Proposal No. 3, the Companies Law allows the Board to approve such Proposal even if the general meeting of shareholders has voted against its approval, provided that the Company’s compensation committee, and thereafter the Board, each determines to approve it, based on detailed arguments, and after having reconsidered the matter.

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on the Record Date personally or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date. You can vote your ordinary shares by attending the Meeting or by following the instructions under “How You Can Vote” below. The Board urges you to vote your ordinary shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Except for the purpose of determining a quorum, broker non-votes will not be treated as votes cast and will have no effect on the outcome of the Proposals. Abstentions will not be treated as either a vote “FOR” or “AGAINST” a matter.

How You Can Vote

You can vote either in person at the Meeting or by authorizing another person as your proxy, whether or not you attend the Meeting. You may vote in any of the manners below:

●	By Internet — If you are a shareholder of record, you can submit a proxy over the Internet by logging on to the website listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and submitting a proxy by following the on-screen prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar nominee that holds your shares offers Internet voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit your proxy over the Internet;

●	By telephone — If you are a shareholder of record, you can submit a proxy by telephone by calling the toll-free number listed on the enclosed proxy card, entering your control number located on the enclosed proxy card and following the prompts. If you hold shares in “street name,” and if the brokerage firm, bank or other similar organization that holds your shares offers telephone voting, you may follow the instructions shown on the enclosed voting instruction form in order to submit a proxy by telephone; or

●	By mail — If you are a shareholder of record and have received a printed proxy card, you can submit a proxy by completing, dating, signing and returning your proxy card in the postage-paid envelope provided. You should sign your name exactly as it appears on the enclosed proxy card. If you are signing in a representative capacity (for example, as a guardian, executor, trustee, custodian, attorney or officer of a corporation), please indicate your name and title or capacity. If you hold shares in “street name,” you have the right to direct your brokerage firm, bank or other similar organization on how to vote your shares, and the brokerage firm, bank or other similar organization is required to vote your shares in accordance with your instructions. To provide instructions to your brokerage firm, bank or other similar organization by mail, please complete, date, sign and return your voting instruction form in the postage-paid envelope provided by your brokerage firm, bank or other similar organization.

Registered Holders

If you are a shareholder of record whose ordinary shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, you can vote your ordinary shares by attending the Meeting or by completing and signing a proxy card. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed as proxies on the proxy card or to vote in person at the Meeting. Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us a written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. We will not be able to count a proxy card from a registered holder unless we receive it at our offices at 7 Mezada Street, Bnei Brak 5126112, Israel, or VStock Transfer, LLC, at 18 Lafayette Place, Woodmere, New York 11598 receives it in the enclosed envelope no later than 11:59 p.m. EDT on Wednesday, March 11, 2026.

If you provide specific instructions (by marking a box) with regard to the Proposals, your ordinary shares will be voted as you instruct. If you sign and return your proxy card or voting instruction form without giving specific instructions your ordinary shares will be voted in favor of each Proposal in accordance with the recommendation of the Board. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that are properly brought before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Company’s Articles of Association.

Beneficial Owners

If you are a beneficial owner of the ordinary shares held in a brokerage account or by a trustee or nominee, these proxy materials are being forwarded to you together with a voting instruction form by the broker, trustee or nominee or an agent hired by the broker, trustee or nominee. As a beneficial owner, you have the right to direct your broker, trustee or nominee, how to vote, and you are also invited to attend the Meeting.

Because a beneficial owner is not a shareholder of record, you may not vote those ordinary shares directly at the Meeting unless you obtain a “legal proxy” from the broker, trustee or nominee that holds your ordinary shares, giving you the right to vote the ordinary shares at the Meeting. Your broker, trustee or nominee has enclosed or provided voting instructions for you to use in directing the broker, trustee or nominee how to vote your ordinary shares.

Who Can Vote

You are entitled to receive notice of, and vote at, the Meeting if you are a shareholder of record at the close of business on the Record Date, in person or through a broker, trustee or other nominee that is one of our shareholders of record at such time, or which appear in the participant listing of a securities depository on that date.

Revocation of Proxies

Shareholders of record may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. A shareholder who holds shares in “street name” should follow the directions of, or contact, the bank, broker or nominee if he, she or it desires to revoke or modify previously submitted voting instructions.

Solicitation of Proxies

Proxies are being made available to shareholders beginning February 9, 2026. Certain officers, directors, employees and agents of Jeffs’ Brands may solicit proxies by telephone, email, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of ordinary shares.

Voting Results

The final voting results will be tallied by the Company based on the information provided by VStock Transfer, LLC or otherwise, and the overall results of the Meeting will be published following the Meeting on a Report of Foreign Private Issuer on Form 6-K that will be filed with the U.S. Securities and Exchange Commission (the “SEC”).

Availability of Proxy Materials

Copies of the proxy card, the Notice of the Meeting and this proxy statement are available at the “Investor relations” portion of our website, https://jeffsbrands.com/investor-relations. The contents of that website are not a part of this proxy statement. In addition, shareholders of record who wish to receive by post-mail copies of the proxy materials, may contact the Company directly at 7 Mezada Street, Bnei Brak 5126112, Israel, Attn: Ronen Zalayet, Chief Financial Officer, telephone number: +972-3-7713520.

PROPOSAL 1

APPROVAL OF A CHANGE TO THE COMPANY’S NAME AND TO AMEND THE ARTICLES OF ASSOCIATION ACCORDINGLY

According to our Articles of Association, our English name is “Jeffs’ Brands Ltd”, and our Hebrew name is “ג’ף ברנדס בע”מ”. Our Board has resolved to change our English and Hebrew names to “Nexera Technologies Ltd” and “נקסרה טכנולוגיות בע”מ”, respectively, subject to approval by our shareholders.

Our Board believes that the new corporate name better reflects our current core business and future growth of the Company and that it is in the Company’s and our shareholders’ best interests to effect the name change. In the event that the proposed change of name is not approved by the Israeli Registrar of Companies, the Chief Executive Officer will be authorized to select a different name containing the word “Nexera”, “NextEra” or “Next Era” in combination with another word or expression, or to leave the name unchanged (with respect to both the English and Hebrew names).

At the Meeting, shareholders will be asked to approve the necessary amendments to our Articles of Association to give effect to the proposed name change.

No further changes to the Articles of Association will be made.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve an amendment to the Company’s Articles of Association to change the Company’s English name from “Jeffs’ Brands Ltd” to “Nexera Technologies Ltd” and the Company’s Hebrew name from “ג’ף ברנדס בע”מ” to “נקסרה טכנולוגיות בע”מ”, respectively, or such other names as the Chief Executive Officer shall determine, as detailed in this Proxy Statement.

Vote Required

See “Vote Required for Approval of each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the approval of an amendment to the Company’s Articles of Association to change its name to Nexera Technologies Ltd, as set forth in this Proxy Statement.

PROPOSAL 2

APPROVAL OF A REVERSE SHARE SPLIT OF THE COMPANY’S ISSUED AND OUTSTANDING ORDINARY SHARES

Background

On January 1, 2026, the Board approved, subject to shareholder approval, a framework for one or more reverse splits of our issued and outstanding ordinary shares at a ratio within the range of 1-for-2 (1:2) to 1-for-250 (1:250), to be effected in one or more increments, at such ratio(s) and on such date(s) as may be determined by the Board, in its discretion, within 18 months following the date of the receipt of shareholder approval (collectively, the “Reverse Split”).

The primary intent of conducting the Reverse Split is to increase the share price of our ordinary shares to enable the Company to meet the minimum bid price requirement of Nasdaq Stock Market LLC (“Nasdaq”). On February 4, 2026, the closing price of our ordinary shares on the Nasdaq Capital Market was $0.5790.

On January 17, 2025, the SEC approved an amendment to Nasdaq Listing Rule 5810(c)(3)(A)(iv), according to which, an issuer is not eligible for any compliance period to cure a deficiency under the minimum bid price requirement if it effected a reverse share split over the prior one-year period. Due to this amendment, our Board has resolved to approve a framework that allows for the implementation of multiple reverse share splits, if necessary, in order to remain in compliance with the minimum bid price requirement over an extended period of time. Because the Company effected a 1-for-17 reverse stock split in June 2025, under the amended Nasdaq rule, the Company is not eligible for any compliance period to cure a minimum bid price deficiency until June 16, 2026.

The Company believes that the Reverse Split is advisable in order to make its ordinary shares more attractive to a broader range of investors and to maintain compliance with the Nasdaq minimum bid price requirement for continued listing if the price of the Company’s ordinary shares does not otherwise increase. Our Board believes that the anticipated increased share price resulting from the Reverse Split may generate additional interest in trading of the Company’s ordinary shares.

The Company is therefore seeking the approval of its shareholders to effect the Reverse Split, in one or more increments, such that, depending on the ratio, every two ordinary shares and up to every two hundred and fifty ordinary shares will be consolidated into one ordinary share. If Proposal No. 2 is approved by the Company’s shareholders, our Board will have the discretionary authority, within 18 months from the date of the receipt of shareholder approval, to determine whether to implement such Reverse Split, the number of increments, and the exact ratio and the effective date of each increment, such that the maximum range of the Reverse Split shall remain 1-for-250 (1:250).

If the Reverse Split is implemented, the number of the issued and outstanding ordinary shares would be reduced in accordance with the Reverse Split ratio. The Reverse Split, if implemented, would not adjust the number of authorized ordinary shares under the Articles of Association, which, as of the date hereof consists of 1,500,000,000 ordinary shares. In addition, if the Reverse Split is implemented, the exercise price and the number of ordinary shares issuable pursuant to outstanding options and warrants will be proportionately adjusted pursuant to the terms of the respective options and warrants in connection with the Reverse Split. Furthermore, upon completion of the Reverse Split, the number of ordinary shares available for issuance under our incentive plans shall be appropriately adjusted.

No fractional shares will be issued as a result of the Reverse Split. In accordance with the Articles of Association, all fractional shares will be rounded to the nearest whole ordinary share, such that only shareholders holding fractional consolidated shares of more than one half of one whole share shall be entitled to receive one consolidated share.

Upon the implementation of the Reverse Split, we intend to treat ordinary shares held by shareholders through a bank, broker, custodian or other nominee in the same manner as registered shareholders whose ordinary shares are registered in their names. Banks, brokers, custodians or other nominees will be instructed to effect the Reverse Split for their beneficial holders holding our ordinary shares in street name. However, these banks, brokers, custodians or other nominees may have different procedures than registered shareholders for processing the Reverse Split. Shareholders who hold our ordinary shares with a bank, broker, custodian or other nominee and who have any questions in this regard are encouraged to contact their banks, brokers, custodians or other nominees.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve a reverse split of the issued and outstanding ordinary shares at a ratio within the range of 1-for-2 (1:2) to one-for-250 (1:250), to be effected in one or more increments, at such ratio(s) and on such date(s) as may be determined by the Board, in its discretion from time to time within 18 months following the date of the receipt of shareholder approval, as detailed in this Proxy Statement.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends a vote “FOR” the approval of the Reverse Split, as set forth in this Proxy Statement.

PROPOSAL 3

APPROVAL OF THE GRANT OF EQUITY AWARDS TO THE COMPANY’S CHIEF EXECUTIVE OFFICER

Background

Under the Companies Law, the terms of compensation of the chief executive officer, including equity-based compensation, generally require the approval of the compensation committee, board of directors and shareholders, in that order.

Our compensation committee and Board approved, subject to shareholder approval, the grant of 113,392 restricted share units (“RSUs”), each representing the right to receive one ordinary share, to Mr. Eliyahu Zamir, our Chief Executive Officer, with a fair market value of approximately $85,157, which was determined based on the closing price of $0.75 of our ordinary shares on December 30, 2025 (the “CEO Award”).

The CEO Award is within the framework of our Compensation Policy. Subject to the Chief Executive Officer’s continued engagement by the Company, 12.5% of the RSUs will vest each quarter following January 1, 2026, the vesting commencement date, over the course of 2 years. Unless otherwise stated, the terms of the CEO Award are subject to the 2024 Share Incentive Plan (the “Plan”). The CEO Award will be granted in accordance with Section 3(i) of the Israeli Income Tax Ordinance (New Version), 1961 (the “Tax Ordinance”).

In approving the CEO Award, our compensation committee and our Board considered the Chief Executive Officer’s equity interests in the Company, the alignment of his interests with those of the Company, and the desire to encourage him to continue contributing his talent and time as our Chief Executive Officer.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the grant of equity awards to the Company’s Chief Executive Officer, in such amounts and with such terms and conditions, as detailed in this Proxy Statement.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the approval of the grant of equity awards to our Chief Executive Officer, as set forth in this Proxy Statement.

PROPOSAL 4

APPROVAL OF THE GRANT OF EQUITY AWARDS TO THE COMPANY’S DIRECTORS, INCLUDING THE CHAIRPERSON OF THE BOARD

Background

Under the Companies Law, the terms of compensation of directors, including equity-based compensation, generally require the approval of the compensation committee, board of directors and shareholders, in that order.

On January 1, 2026, our compensation committee and Board approved, subject to shareholder approval: (i) the grant of 14,174 RSUs, each representing the right to receive one ordinary share, to each of our non-executive directors: Mr. Amitay Weiss, Mr. Liron Carmel, Ms. Tali Dinar, Mr. Israel Berenstein, Mr. Tomer Etzyoni, and Mr. Moshe Revach (the “Non-Executive Directors”), with a fair market value of approximately $10,645 per director, and an approximate aggregate fair market value of $63,868 and (ii) the grant of 80,044 RSUs, each representing the right to receive one ordinary share, to Mr. Oz Adler, the Chairperson of the Board, with a fair market value of approximately $63,868 (together with the grants to the Non-Executive Directors, the “Directors’ Award”). The fair market value of the Directors’ Award was determined based on the closing price of $0.75 of our ordinary shares on December 30, 2025.

The Directors’ Award is within the framework of our Compensation Policy. Subject to each director’s continued engagement with the Company, 12.5% of the RSUs will vest each quarter following January 1, 2026, the vesting commencement date, over the course of 2 years. Unless otherwise stated, the terms of the Directors’ Award are subject to the Plan. The Directors’ Award will be granted in accordance with Section 102 of the Tax Ordinance. The date of grant for Section 102 purposes will be the date of the approval of the Board on January 1, 2026.

In approving the Directors’ Award, our compensation committee and our Board considered the directors’ equity interests in the Company, the alignment of their interests with those of the Company, and the desire to encourage them to continue contributing their talent and time as directors and as our Chairperson of the Board.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the grant of equity awards to the Company’s directors, including the Chairperson of the Board, in such amounts and with such terms and conditions, as detailed in this Proxy Statement.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the approval of the grant of equity awards to our directors, including the Chairperson of the Board, as set forth in this Proxy Statement.

PROPOSAL 5

APPROVAL OF THE FIXING OF THE NIS/U.S. DOLLAR EXCHANGE RATE TO BE USED FOR THE CONVERSION OF THE CHIEF EXECUTIVE OFFICER’S AND CHAIRPERSON’S COMPENSATION

Background

Our Chief Executive Officer’s and Chairperson of the Board’s compensation arrangements include components that are determined in U.S. Dollars but are reflected and paid in New Israeli Shekels (“NIS”). The NIS/U.S. Dollar exchange rate has been subject to higher volatility recently, which may cause fluctuations in the NIS amount of the Chief Executive Officer’s and Chairperson’s compensation from period to period, even where the underlying compensation terms denominated in U.S. dollars remain unchanged.

In order to enhance consistency and to reduce the impact of currency fluctuations on our Chief Executive Officer’s and Chairperson’s compensation, our compensation committee and Board approved, subject to shareholder approval, to fix the exchange rate to be used for converting the relevant U.S. Dollar denominated compensation components into NIS, at NIS 3.50 per one U.S. Dollar (the “Fixed Exchange Rate”).

Our Chief Executive Officer is currently entitled to receive: (i) a monthly fee of $10,000, plus VAT; (ii) an annual fixed cash bonus of $30,000, plus VAT; and (iii) an annual target-based bonus of up to two monthly fees. Our Chairperson of the Board is currently entitled to receive: (i) a monthly fee of $15,000, plus VAT; and (ii) an annual target-based bonus of up to six monthly fees or eight monthly fees in the case of overachievement.

The Fixed Exchange Rate is intended to provide a stable and transparent basis for calculating and administering the Chief Executive Officer’s and Chairperson’s compensation, and to facilitate budgeting and financial reporting. The Fixed Exchange Rate would apply solely for the purpose of converting the U.S. Dollar based compensation components into the NIS equivalent and would not otherwise change the compensation terms.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the fixing of the NIS/U.S. Dollar exchange rate to be used for the conversion of the Chief Executive Officer’s and Chairperson of the Board’s compensation components at NIS 3.50 per one U.S. Dollar, as detailed in this Proxy Statement.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the approval of the fixing of the NIS/U.S. dollar exchange rate to be used for the conversion of the Chief Executive Officer’s and Chairperson’s compensation.

PROPOSAL 6

APPROVAL OF THE ENGAGEMENT TERMS OF MR. MOSHE REVACH, A DIRECTOR OF THE COMPANY, AS A CONSULTANT OF KEEPZONE, OUR WHOLLY-OWNED SUBSIDIARY

Background

In order to promote the ongoing activities of KeepZone, our wholly owned subsidiary, in the homeland security sector, our compensation committee and Board approved KeepZone’s engagement of director, Mr. Moshe Revach, as a consultant to KeepZone, subject to shareholder approval. The Board believes that Mr. Revach’s extensive expertise and experience in the homeland security sector will benefit the operations and strategic development of KeepZone.

Mr. Revach currently serves as a director of the Company and receives compensation in such capacity and previously served as a member of the compensation committee, audit committee and nominating committee. On February 2, 2026, Mr. Revach resigned from all of the foregoing committees, and the nominating committee recommended, and the Board approved, the appointment of Ms. Tali Dinar, as a member of each of the compensation committee, audit committee and nominating committee to replace Mr. Revach. Ms. Tali Dinar qualifies as an independent director under the listing rules of Nasdaq and meets the additional independence requirements of the SEC and Nasdaq applicable to audit committee and compensation committee members.

Our compensation committee and Board determined to approve, subject to shareholder approval, the terms of Mr. Revach’s engagement with KeepZone for the provision of consulting services, as follows: (i) a monthly consulting fee of $2,500, which may be increased up to $5,000; and (ii) a grant pursuant to the Plan of 30,000 RSUs, each representing the right to receive one ordinary share, with a fair market value of approximately $17,100, which was determined based on the closing price of $0.57 of our ordinary shares on January 30, 2026.

All of the ordinary shares underlying the RSUs shall vest as of February 1, 2026, the vesting commencement date. Unless otherwise stated, the terms of Mr. Revach’s award are subject to the Plan and shall be granted in accordance with Section 3(i) of the Tax Ordinance.

Mr. Revach’s proposed engagement terms are not within the framework of our Compensation Policy. Therefore, in approving such engagement terms, our compensation committee and Board also considered the following factors, as required by the Companies Law:

●	advancement of the Company’s objectives, the Company’s business plan and its long-term strategy;

●	creation of appropriate incentives for Mr. Revach considering the Company’s risk management policy;

●	the size and the nature of the Company’s operations;

●	Mr. Revach’s knowledge, skills, expertise and accomplishments;

●	Mr. Revach’s role and responsibilities as a consultant of KeepZone;

●	previous terms of compensation provided to Mr. Revach as well as compensation granted to the Company’s other employees and weighing the disparity between Mr. Revach’s proposed engagement terms and the Company’s employees’ average and median salary as well as the effect of any such disparity on the working environment in the Company, while taking into account his leadership role at the Company; and

●	other relevant factors as required under the Companies Law.

In approving Mr. Revach’s award for his service as a consultant of KeepZone, our compensation committee and our Board also considered his equity interests in the Company, the alignment of his interests with those of the Company, and the desire to encourage him to contribute his talent and time as a consultant of KeepZone in addition to serving as a director of the Board.

Proposal

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the engagement of Mr. Moshe Revach, a director of the Company, as a consultant of KeepZone, a wholly-owned subsidiary of the Company, for the provision of consulting services, in consideration for: (i) a monthly consulting fee of $2,500, which may be increased up to $5,000 and (ii) a grant of 30,000 RSUs, as detailed in this Proxy Statement.”

Vote Required

See “Vote Required for Approval of Each of the Proposals” above.

Board Recommendation

The Board unanimously recommends that you vote “FOR” the approval of the engagement terms of Mr. Moshe Revach as a consultant of KeepZone, as set forth in the Proxy Statement.

OTHER BUSINESS

The Board is not aware of any other matters that may be presented at the Meeting other than those described in this proxy statement. If any other matters do properly come before the Meeting, including the authority to adjourn the Meeting pursuant to Article 30 of the Articles of Association, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

ADDITIONAL INFORMATION

The Company’s Annual Report on Form 20-F for the year ended December 31, 2024, filed with the SEC on March 31, 2025, is available for viewing and downloading on the SEC’s website at www.sec.gov.

The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. The Company fulfills these requirements by filing reports with the SEC. The Company’s filings with the SEC are available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that the Company is subject to those proxy rules.

By Order of the Board of Directors,

/s/ Oz Adler
Mr. Oz Adler
Chairperson of the Board of Directors

Dated February 5, 2026